SEC FILE NUMBER
000-55612

CUSIP NUMBER
91018V100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________

PART I

REGISTRANT INFORMATION

United Development Funding Income Fund V

Full Name of Registrant

1301 Municipal Way, Suite 100, Grapevine, Texas

76051

Address of Principal Executive Office (Street and number)

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the lack of final financials for the quarter ended September 30, 2017, the Registrant is unable to file its Form 10-Q within the prescribed time period. The Registrant intends to file such report as soon as practicable.

On November 19, 2015, Whitley Penn LLP, the Registrant’s former independent registered public accounting firm, informed the Registrant that it had declined to stand for reappointment as the Registrant’s independent registered public accounting firm (previously reported in the Registrant’s Current Report on Form 8-K filed on November 24, 2015). The Registrant engaged EisnerAmper LLP as its new independent registered public accounting firm (previously reported in the Registrant’s Current Report on Form 8-K filed on June 30, 2016). The audit of the Registrant’s annual financial statements and review of the Registrant’s quarterly financial statements are ongoing, and the Registrant is working diligently to complete and file all necessary periodic reports as soon as practicable; however, there can be no assurance as to when the Registrant will be able to file such periodic reports.

PART IV

OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification:

Hollis M. Greenlaw	1-800-859-9338
(Name)	(Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ YES ☒ NO

Annual Report on Form 10-K for the year ended December 31, 2015.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Annual Report on Form 10-K for the year ended December 31, 2016.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Development Funding Income Fund V

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017	By:	/s/ Hollis M. Greenlaw
Hollis M. Greenlaw
Chief Executive Officer